SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 27, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes    ☐    No    ☒

Announcement of LM Ericsson Telephone Company, dated October 27, 2009 regarding “Johan Wibergh appointed Executive Vice President of Ericsson as of January 1, 2010.”

October 27, 2009 PRESS RELEASE

Johan Wibergh appointed Executive Vice President of Ericsson as of January 1, 2010

Ericsson’s (NASDAQ:ERIC) Board of Directors have appointed Johan Wibergh Executive Vice President as of January 1, 2010. Johan Wibergh is currently head of business unit Networks and Senior Vice President and will remain in his position as business unit head.

Johan Wibergh joined Ericsson in 1996 and has held various managerial positions in Ericsson. Prior to being appointed Senior Vice President and head of business unit Networks on July 1, 2008, Wibergh was President of Ericsson Brazil.

Wibergh earned a Master of Computer Science from Linköping Institute of Technology, Sweden, in 1987.

Hans Vestberg, incoming President and CEO, says; “Johan Wibergh plays an important role in a phase where the transformation of telecom operators’ networks and implementation of IP-based services are crucial in order to continue our company’s successful creation of shareholder value. Johan is a highly regarded management team member and he has the combination of vision and operational knowledge necessary in our fast moving industry.”

Johan Wibergh was born 1963. He is married and has 2 children.

Notes to editors:

Johan Wibergh’s bio and photos are available on:

http://www.ericsson.com/ericsson/corpinfo/management/johan_wibergh.shtml

Ericsson’s multimedia content is available at the broadcast room: www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.ericsson.mobi

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 27, 2009, at 08.00 am CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 27, 2009